Exhibit 99.1

Results of an extraordinary general meeting of Cadeler A/S

Copenhagen, 20 February 2024: Cadeler A/S (the “Company”) today held an extraordinary general meeting, at which all proposals were adopted as proposed resulting in the following resolutions:

•	The chair of the general meeting was elected as proposed.

•	Emanuele Lauro was elected as member and Vice Chairman of the Board of Directors.

•	James Nish was elected as member of the Board of Directors.

•	Article 2.9 of the Company’s Articles of Association was amended to reflect that the address of Verdipapirsentralen ASA has changed.

•	A new article 6.7 of the Company’s Articles of Association was adopted to clarify that shareholders, including holders of American Depositary Shares, holding their shares or American Depositary Shares via a nominee are able to exercise their voting rights appropriately.

For further information, please contact:

Mikkel Gleerup

CEO, Cadeler

+45 3246 3102

mikkel.gleerup@cadeler.com

About Cadeler A/S:

Cadeler A/S is a key supplier within the offshore wind industry for installation services and marine and engineering operations with a strong focus on safety and the environment. Cadeler’s experience as provider of high-quality offshore wind support services, combined with innovative vessel designs, positions the company to deliver premium services to the industry. Cadeler facilitates the global energy transition towards a future built on renewable energy. Cadeler is listed on the Oslo Stock Exchange (OSE: CADLR) and the New York Stock Exchange (NYSE: CDLR).

Visit www.cadeler.com for more information.